Trang Flores Work History

PharmD Live Corporation
COO/CTO
April 2019 – present

Tandem Hospital Partners, LLC
Chief Administrative and Technology Officer
November 2018 – October 2018

Emerus 24 Hour Emergency Room
Chief Information Officer
November 2011 – November 2015

Nexus Health Systems
VP, Information Technology
February 2010 – December 2011

Diabetes America, Inc.
VP of Information Technology
June 2008 – February 2010